UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
November 7, 2005
OFFSHORE SYSTEMS INTERNATIONAL LTD.
(Translation of registrant’s name into English)
107 – 930 West 1st Street
North Vancouver, BC V7P 3N4, Canada
(Address of principal executive offices)
          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
          Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

MATERIAL CHANGE REPORT
Filed pursuant to:
s. 85 of the Securities Act (British Columbia)
s. 118 of the Securities Act (Alberta)
S. 75 of the Securities Act (Ontario)

Item 1:	Reporting Issuer

OFFSHORE SYSTEMS INTERNATIONAL LTD.
#107 – 930 West 1st Street
North Vancouver, B.C.
V7P 3N4
Telephone: (604) 904-4600

Item 2:	Date of Material Change

November 7, 2005

Item 3:	Press Release

A press release was issued on November 7, 2005 via CCNMatthews. A true copy of the press release is attached.

Item 4:	Summary of Material Change

Raymond Johnston, Chairman of the Board of Directors of Offshore Systems International Ltd. (TSX: OSI/ OTCBB: OFSYF), today announced that Mr. Kenneth Kirkpatrick has been appointed President and Chief Executive Officer of the Company, effective immediately.

Item 5:	Full Description of Material Change

See attached Schedule “A” Press Release dated November 7, 2005

Item 6:	Reliance on Section 85(2) of the Securities Act (British Columbia), Section 118(2) of the Securities Act (Alberta) and Section 75(3) of the Securities Act (Ontario)

Not Applicable

Item 7:	Omitted Information

Not Applicable

Item 8:	Senior Officer

Mr. Ken Kirkpatrick
Chief Executive Officer
107 – 930 West 1st Street
North Vancouver, B.C.
V7P 3N4
Telephone: (604) 904-4612

Item 9:	Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.
DATED this 7th day of April 2005

By:	“Ken Kirkpatrick”
(Signature)

Ken Kirkpatrick
(Name)

Chief Executive Officer
(Position)

North Vancouver, B.C.
(Place of Declaration)

Exhibit ‘A’
OSI Announces Appointment of Kenneth Kirkpatrick as President and CEO
Vancouver, Canada, November 7, 2005 — Raymond Johnston, Chairman of the Board of Directors of Offshore Systems International Ltd. (TSX: OSI/ OTCBB: OFSYF), today announced that Mr. Kenneth Kirkpatrick has been appointed President and Chief Executive Officer of the Company, effective immediately. Mr. Kirkpatrick will succeed Mr. John Jacobson, who has left OSI to pursue other opportunities.
Speaking on behalf of the Board, Mr. Johnston said, “John’s contribution to OSI is very much appreciated and we wish him all the best in his future endeavours.”
Ken Kirkpatrick has been with OSI since May 2001 and has held a number of senior management positions, serving most recently as the Company’s Chief Operating Officer. He has been instrumental in growing the Company’s annual revenues and substantially expanding its customer and product base. “Ken is an excellent leader with an exceptional track record,” said Johnston. “He knows the industry and has played a critical role in the development of OSI’s business over the last four years.”
Prior to joining OSI, Mr. Kirkpatrick held the position of Chief Operating Officer of Triathlon Limited, a mapping and data production subsidiary of MacDonald Dettwiller and Associates, where he played a pivotal role in Triathlon’s aggressive growth. Prior to joining Triathlon, Mr. Kirkpatrick was Vice President, International Operations of Geotrain, at the time the world’s largest independent training organization. At Geotrain, Mr. Kirkpatrick was responsible for managing operations in Canada, Australia and the United Kingdom.
About OSI:
Offshore Systems International Ltd. (OSI) makes geographic-intelligence software, systems and data products mainly for large government and civilian customers. The company operates three business units: OSI Navigation Systems (moving-map display systems and software for naval surface ships and submarines); OSI Applications (network-based map and target display software and services for national defence and homeland security) and Mapcon Mapping (digital land mapping and marine charting services for civilian customers).

Forward-Looking Statements:
This news release contains items that constitute forward-looking statements within the meaning of securities laws including Section 27a of the Securities Act of 1933, as amended, and Section 21e of the Securities Exchange Act of 1934, as amended. These statements are made under the ‘safe harbour’ provisions of the Private Securities Litigation Reform Act of 1995 and, as such, involve known and unknown risks and uncertainties and other factors that may cause the actual results to be materially different from the results implied herein. Offshore Systems International can give no assurances that its representations will be achieved or that it will update them at any time in the future.
Contact:
Deborah Somerville
Director, Corporate Communications
Phone: (604) 904-4627 or 1-888-880-9797

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	“Ken Kirkpatrick”
Title: President & CEO

Date: November 7, 2005